SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mike O'Brien
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial Notification Amendment	Initial notification
3	Details of the issue auction monitor remission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ryanair Holdings Plc
b)	LEI	635400BR2ROC1FVEBQ56
4
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction conducted; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of nominal value €0.006 each ISIN: IE00BYTBXV33
b)	Nature of the transaction	1. Exercise of Share Options 2. Sale of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Exercise Price €11.12	50,000
		2. Sale Price €20.63	50,000
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	30 January 2025
f)	Place of the transaction	Dublin
g)	Additional Information	Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 January, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary